VIA EDGAR

September 20, 2013

Ms. Jennifer Thompson

Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Ormat Technologies, Inc.
Form 10-K for the year ended December 31, 2012
Filed March 11, 2013
Form 10-Q for the fiscal quarter ended June 30, 2013
Filed August 12, 2013
File No. 001-32347

Dear Ms. Thompson:

Ormat Technologies, Inc. (the “Company” or "we") acknowledges receipt of the letter dated September 6, 2013 (the “Staff Letter”) from the staff (“Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”).

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also represent that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are the Staff’s comments contained in the Staff Letter (in bold face type) followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 97

Ms. Jennifer Thompson
Division of Corporation Finance
United States Securities and Exchange Commission
September 20, 2013

Liquidity and Capital Resources, page 118

1.

We note your disclosure on page 141 that you had deposits in foreign countries of approximately $33.2M and $57.8M at December 31, 2012 and 2011, respectively. Given your significant foreign operations coupled with the fact that these balances are a significant component of the consolidated balance sheet, please tell us your consideration of disclosing a statement that you would need to accrue and pay taxes if repatriated and, if true, a statement that you do not intend to repatriate the funds.

The Company considered this matter in light of, among others, Item 303(a) (1) of Regulation S−K and Section IV of SEC Release 33−8350. As more fully described in the response to #3 below, the Company plans for its foreign subsidiaries to continue to invest their earnings outside of the United States (“U.S.”), and it currently does not have plans to repatriate these earnings.

In the event that the Company changes its plans and repatriates these earnings, even though there may be subsequent tax consequences to the Company, it is impractical at this time for the Company to determine if it would need to accrue and pay taxes in respect thereof. As of December 31, 2012, the Company has net operating losses in the U.S. of approximately $267.6 million. Likewise, the Company cannot predict at this time what the applicable tax laws would be in the U.S. and in the applicable foreign jurisdiction that the Company will be operating at the time of any such repatriation, and what tax credits (if any) would be available to the Company at the time of such distribution.

As such, the Company did not believe any disclosure with respect to the subject matter of the Staff's comment was necessary. However, in light of the Staff’s comment, we will continue to evaluate our disclosure in connection with future filings regarding this matter and, where material, we will provide additional disclosure as appropriate. In addition, beginning with its Form 10-Q for the fiscal quarter ended September 30, 2013 and in its future filings, the Company intends to add the following language in the Liquidity and Capital Resources section of its Management Discussion and Analysis:

“We believe that based on our plans to increase our operations outside of the U.S., the cash generated from our operations outside of the U.S. will be reinvested outside of the U.S.. In addition, our U.S. sources of cash and liquidity are sufficient to meet our needs in the U.S. and, accordingly, we do not currently plan to repatriate the funds we have designated as being permanently invested outside the U.S. If we change our plans, we may be required to accrue and pay U.S. taxes to repatriate these funds.”

Financial Statements and Supplementary Data, page 134

Notes to Condensed Consolidated Financial Statements, page 140

Ms. Jennifer Thompson
Division of Corporation Finance
United States Securities and Exchange Commission
September 20, 2013

Note 19 – Income Taxes, page 185

2.

We note the reconciling item of “Dividends from foreign subsidiaries” as a major contributor to the difference between the U.S federal statutory tax rate and your effective tax rate. Please tell us more about the nature of this significant reconciling item. Please also tell us what consideration you gave to providing more detail on this reconciling item. We refer you to ASC 740-10-50-12.

The Company has historically concluded that the permanent reinvestment of unrepatriated earnings allowed for under ASC 740 applies to the earnings of its foreign subsidiaries. Accordingly, the Company has not recorded deferred taxes for the repatriation of such foreign earnings.

During the quarter ended December 31, 2012, the Company repatriated earnings from two foreign subsidiaries, Ormat Holding Corporation (“OHC”), a Cayman entity, and Ormat Systems Ltd (“OSL”), an Israeli entity:

-

OHC distributed $100.0 million in cash and recorded a payable to Ormat International Inc., a wholly-owned subsidiary of the Company, in the amount of $50.0 million, for a total distribution of $150.0 million. Of such amounts, approximately $137.0 million was a distribution out of tax “earnings and profits” and, therefore, was recognized as a taxable dividend that was offset by net operating losses, and the remaining $13.0 million reduced the Company’s tax basis in OHC, as provided for in IRC §316.

-

With regard to the repatriation of approximately $100.0 million from OSL, approximately $79.0 million was distributed in the form of a note to the Company and approximately $21.0 million was converted from a preexisting trade payable to a note. Of such amounts, approximately $40.2 million was recognized as an inclusion in taxable income in 2012 as provided for in IRC §956 and offset by the Company’s net operating losses, and approximately $59.8 million will be recognized in taxable income during 2013 under IRC §956.

These cash distributions to the Company made during 2012 were the first ever remittances of foreign earnings received by the Company, and were a one-time event and we do not plan to repatriate the funds we have designated as being permanently invested outside the U.S. (see also the response to the Staff's comment #3 below).

We believe that the description “Dividends from foreign subsidiaries” used in the reconciliation of the statutory rate appropriately reflects the nature of the reconciling item in compliance with ASC 740-10-50-12.

Ms. Jennifer Thompson
Division of Corporation Finance
United States Securities and Exchange Commission
September 20, 2013

3.

We note your intention to reinvest undistributed earnings of your foreign subsidiaries. Please reconcile this intention with the loan received from Ormat Systems Ltd. and please elaborate for us why this does not represent a change in your indefinite reinvestment position.

The Company has historically concluded that the permanent reinvestment of unrepatriated earnings allowed for under ASC 740 applies to the earnings of its foreign subsidiaries. Accordingly, the Company has not recorded deferred taxes for the repatriation of such foreign earnings.

The cash distributions to the Company made during 2012 were the first ever remittances of foreign earnings received by the Company, and were a one-time event. Nevertheless, as a result of these distributions the Company re-evaluated its position that the undistributed earnings of foreign subsidiaries are indefinitely reinvested. Upon analysis of all factors and future cash projections, summarized below, the Company continues to maintain that the indefinite reinvestment assertion is appropriate.

The cash for both of the distributions discussed was generated through third party financing with favorable terms received in the fourth quarter of 2012 when the Company met the conditions for funding on a newly constructed power plant in Kenya which is owned by OHC through its subsidiary OrPower 4, Inc. (“OrPower 4”). OrPower 4 had constructed the Kenya plant using equipment and technology produced and provided by OSL (creating a loan to OrPower 4 from OSL). Once the third party financing was received, OrPower 4 repaid the loan to OSL using a portion of the Kenya financing. As a result of this one-time event, both OSL and OHC had unusually a significant amount of cash on-hand that management believed was not necessary for OSL or OHC to finance their operations or to develop future foreign projects.

Although the company used the proceeds to pay down higher interest debt in the U.S., the Company did not require the distribution to cover its U.S. operations or make U.S. debt payments and there were no outstanding loans payable to the Company prior to the distribution. The Company believes that it has sufficient capital in the U.S., including cash on hand, cash generated through the U.S. operations, and sufficient access to the capital markets as well as credit facilities, to support its ongoing operating needs, existing loan payments and future capital expenditures. The Company's U.S. operations currently generate positive cash flows and are projected to continue to generate positive cash flows as well as taxable income. In addition, the Company has analyzed the current cash and future cash flow of its foreign subsidiaries. Based on the Company’s current business strategy, the foreign subsidiaries have existing and future plans that will require that they use their cash, including cash for current and future project sites in foreign jurisdictions (including explorations in several sites in Chile, advanced negotiation on a Build, Operate, Transfer (“BOT”) contract in Honduras (a 35 Mega Watt project), various business developments in Indonesia including a $1.6 billion project (the Sarulla project) that the Company will own 12.75% of the concessioner and supply products for a total price of $254 million, negotiations on a Build, Operate, Transfer (“BOT”) contract in New Zealand (a 45 Mega Watt project) and other locations and foreign loan repayments). Furthermore, foreign subsidiaries have direct debt facilities and need cash to satisfy their local borrowings. Given these cash flow requirements, the Company plans that its foreign subsidiaries will use their own cash as well as debt facilities which are available to those subsidiaries to support the growth outside of the U.S.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Notes to Condensed Consolidated Financial Statements, page 8

Ms. Jennifer Thompson
Division of Corporation Finance
United States Securities and Exchange Commission
September 20, 2013

Note 1 – General and Basis of Presentation, page 8

Revision of Previously Issued Financial Statements, page 8

4.

We note your revision of financial statements for the year ended December 31, 2012 and quarter ended March 31, 2013 regarding the calculation and presentation of your income tax provision and the related deferred tax asset which relates to the non-cash impairment charge recorded in the fourth quarter of 2012. Please provide us with your SAB 99 materiality analysis to support your conclusion that your previously issued financial statements were not materially misstated. Please ensure you describe in detail why you believe your previously issued financial statements were qualitatively and quantitatively not materially misstated.

During the preparation of the financial statements for the second quarter of 2013, the Company discovered an error in the financial statements for the year ended December 31, 2012, and for the first quarter of 2013 regarding the calculation and presentation of its income tax provision and the related deferred tax asset. The attached SAB 99 analysis was prepared by the Director of Finance and reviewed by the Company's Audit Committee on August 8, 2013. Based on the weight of quantitative and qualitative factors detailed in the attached analysis, the Company concluded that its previously issued financial statements were not qualitatively or quantitatively materially misstated. However, the correction was too large to record in the second quarter of 2013 and the Company corrected the error by revising the affected financial statements.

* * * * * *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact the undersigned at (775) 356-9029 (ext. 32218).

Sincerely,

/s/ Doron Blachar

Doron Blachar

Chief Financial Officer,

Ormat Technologies, Inc.

cc:	Securities and Exchange Commission
Yong Kim
Jason Neithamer

Chadbourne & Parke LLP
Noam Ayali, Esq. Charles E. Hord, III, Esq.

Goldfarb Seligman & Co.
Ido Zemach, Adv.

Ormat Technologies, Inc. ("Ormat" or the "Company")

Out-of-period adjustments ("OOPs") and summary of uncorrected misstatements ("SUMs") for the year ended December 31, 2012 and three-month period ended March 31, 2013

Introduction

The purpose of this memorandum is to summarize our analysis, from an SEC Staff Accounting Bulletin ("SAB") No. 99 perspective, of the OOPs and SUMs in the Company's Quarterly Report on Form 10-Q for the year ended December 31, 2012 ("2012") and three months ended March 31, 2013 ("YTD Q1 2013").

As detailed in the attached memos, during Q2 2013 an error in the tax valuation allowance was identified. This error was the result of the deferred tax scheduling exercise described below.

As of December 31, 2012, Ormat Technologies, Inc. (the "Company") had deferred tax assets ("DTA") relating to its activity in the United States ("U.S."). Other jurisdictions are in a net deferred tax liability ("DTL") position. By the fourth quarter of 2011, the Company was projecting 3 years of cumulative losses in the US jurisdiction and management concluded that a full valuation allowance against its US net deferred tax assets (approximately $52.7 million) was appropriate. Further, the Company scheduled out the reversals of its existing taxable temporary differences. As these differences generally related to long-lived assets (40+ years) and the NOLs/PTCs expired in 20 years, a large portion of those differences reverse after the expiration of the DTAs. As the reversals did not align, certain DTLs related to PPE with reversal pattern of 40+ years could not be considered a source of income and an additional valuation allowance of $17 million was needed resulting in a total valuation allowance of $61.5 million being recorded in the fourth quarter of 2011. During the first three quarters of 2012, the Company continued to maintain a full valuation allowance for the US. In the fourth quarter of 2012, the Company recognized a significant impairment resulting in a charge of $236 million of its largest US asset. The impairment resulted in a significant reduction of deferred tax liabilities as the book basis was significantly reduced with no corresponding change in the tax basis. As these DTLs were not considered a source of income in 2011 (additional valuation allowance was recorded) the impairment resulted in a tax benefit in 2012 when these DTL were derecognized from the December 31, 2012 balance. At the end of 2012, the Company updated its scheduling of reversals in the same manner as 2011. Due to the change in DTLs driven by the impairment, however, instead of showing a net liability of $17 million as it had in 2011, the scheduling resulted in a net asset of $32.7 million. The Company then adjusted the valuation allowance to result in a net asset of $32.7 million, in the same manner that they adjusted the valuation allowance to result in a net liability of $17 million in 2011 instead of recording a full valuation allowance for the deferred tax asset position. In the first quarter of 2013, the Company closed a tax monetization transaction whereby they effectively sold certain Production Tax Credits (PTCs) to JPMorgan. As a result of this transaction, the Company updated its DTA/DTL scheduling which then resulted in a net asset of $35.8 and adjusted the valuation allowance to result in net deferred tax assets in the same amount (i.e. an additional $3.1 million from the $32.7 million).

In 2010 and 2012, the Company received grants from the US Government for certain of its plants. The deferred tax effects of such grants are recorded as a reduction in PPE (and not through the income statement). As a result, when there is a valuation allowance against such DTAs it should also be recorded in PPE (not through the income statements) if the valuation allowance occurs in the year the DTA is generated. Based upon the DTA/DTL scheduling performed at the end of 2012, the valuation allowance related to the DTAs recognized in 2012 was recorded within PPE (and not through the income statement).

In the second quarter of 2013, the Company realized that it had understated its valuation allowance at December 31, 2012 and March 31, 2013. Instead of recording a valuation allowance to result in a net asset, the valuation allowance should have been recorded to reflect a full valuation allowance (i.e. the difference between DTAs and DTLs). Most of the valuation allowance shortfall at December 31, 2012 ($32.7 million) was related to DTAs generated by grants received during 2012 ($26.1 million).

As of March 31, 2013, the valuation allowance was understated by $35.8 million, and understated by $32.7 million at December 31, 2012. Of the $32.7 million error at December 31, 2012, $26.1 million was a balance sheet error and the remaining misstatement was related to the income tax provision of $6.6 million which was directly related to the non-cash asset impairment charge recorded in Q4 2012 for the three months and year ended December 31, 2012. The remaining portion of the cumulative error originated through the income tax provision which was understated by $3.1 million for the three months ended March 31, 2013.

The correcting entry required at June 30, 2013 is as follows:

DR. Income tax provision	$ 9.7 million	
DR. PP&E	$26.1 million	
CR. Valuation Allowance		$35.8 million

The Company performed a quantitative and qualitative analysis related to the year ended December 31, 2012 financial statements and for the quarter ended March 31, 2013 for these tax valuation allowance errors to determine whether it is material for restatement in the originating periods. Those SAB 99 analyses have been attached below as follows:

Appendix I – SAB 99 analysis for December 31, 2012
Appendix II – SAB 99 analysis for March 31, 2013

Based on the weight of quantitative and qualitative factors detailed in those memos the errors were considered immaterial for each period impacted (three-months and year ended December 31, 2012 as well as three months ended March 31, 2013) .

2

The Company performed further analysis to assess the appropriateness of recording the correction of $9.7 million in the current period (Q2 2013). As the correction is approximately 47% of Q2 2013 net income and more than 15% of forecast 2013 net income (excluding the one time termination payment), it is considered too large to correct in the current period.

Conclusion

Based on the weight of quantitative and qualitative factors detailed in those memos the errors were considered immaterial for each period impacted (three-months and year ended December 31, 2012 as well as three months ended March 31, 2013) as well as any other prior historical periods .Given this, the Company's management has determined that although the misstatements for Q1 2013 and year ended 2012, are in aggregate not material to each period based on the SAB 99 analyses performed and referenced above, that revision of the 2012 and the Q1 2013 financial statements are necessary and will be disclosed in conjunction with the issuance of the Q2 2013 Form 10-Q.

The revisions will only include the tax error and not any other SUM/OOP items from the impacted periods. The other SUM/OOP items for each period are individually and in aggregate inconsequential to those periods. Further, given the limited impact of the revisions (only changing a limited number of financial statement line items) inclusion of these inconsequential misstatements in the revisions would be of limited utility to the users of the financial statements.

The revision footnote disclosures for 2012 and Q1 2013 that are to be included in the Q2 2013 Form 10-Q have been attached below.

Controls Evaluation
The Company has assessed the impact of the tax valuation allowance errors on its assessment of internal control over financial reporting and concluded the related control failure is a significant deficiency as detailed in our separate control evaluation memo.

Legal and Audit Committee Concurrence
This issue was discussed with our external legal counsel (Chadbourne) and the Audit Committee on August 6, 2013 and August 8, 2013. Both reviewed this SAB 99 memo analysis including the related controls evaluation memo and they both have concurred on August 8, 2013 with our conclusions that revision of the 2012 year-ended and Q1 FY2013 financial statements is appropriate and that no prior period financial statements are materially misstated.

3

Revision Footnote Disclosure in the Q2 2013 Form 10-Q

Revision of previously issued financial statements

The Company identified an error this quarter related to the calculation and presentation of income tax provision and the related deferred tax asset for the year ended December 31, 2012 and the three months ended March 31, 2013, which was a direct result of the deferred tax effects of the non-cash asset impairment charge recorded in the fourth quarter of 2012. The Company understated the valuation allowance against the U.S. deferred tax assets by $32.7 million and $3.1 million at December 31, 2012 and March 31, 2013, respectively. As a result, for the year ended December 31, 2012 the Company revised the valuation allowance by $32.7 million, of which $26.1 million was recorded against property, plant and equipment where the Company recognized the deferred tax effects of grants received during 2012 and the remaining $6.6 million to the income tax provision. For the three months ended March 31, 2013, the Company revised the valuation allowance by an additional $3.1 million which also increased the tax provision for the period by the same amount.

The Company assessed the materiality of this error in accordance with the SEC's Staff Accounting Bulletin 99 and concluded that the previously issued financial statements were not materially misstated. However, if the entire correction of the error was recorded during the second quarter of fiscal 2013, the impact would be significant to the quarter ended June 30, 2013. In accordance with the SEC's Staff Accounting Bulletin 108, the Company will correct these errors by revising the affected financial statements previously included in the Company's 2012 Annual Report of Form 10-K and March 31, 2013 Quarterly Report of Form 10-Q.

This revision had no impact on the Company's revenues, gross margin, operating income (loss), income (loss) before taxes and equity income (loss) of investees. There was also no impact on the Company's consolidated net operating, investing or financing cash flows; however, the revisions impacted line items within the balance sheet at December 31, 2012 and March 31, 2013 and cash flows from operating activities for the year ended December 31, 2012 and the three months ended March 31, 2013. The revision impacted the Company income tax benefit (provision), net income (loss) from continuing operations, net income (loss) attributable to the Company's stockholders, comprehensive income (loss) and earnings (loss) per share ("EPS") in the consolidated statements of operations and comprehensive income for the year ended December 31, 2012 and the three months ended March 31, 2013.

The consolidated statement of operations and comprehensive income, consolidated balance sheet, and consolidated statement of cash flows for the year ended December 31, 2012 will be revised in the Company's 2013 Annual Report on Form 10-K and for the three months ended March 31, 2013 will be revised to correct the errors described above prospectively in the quarterly report on Form 10-Q for the first quarter of 2014.

The effect of the revision on the line items within the Company's consolidated balance sheet as of December 31, 2012 is as follows:

	December 31, 2012		
	As reported	Adjustment	As revised
		(In thousands)	
Deferred income taxes	$ 53,989	$ (32,706)	$ 21,283
Property, plant and equipment, net	1,226,758	26,115	1,252,873
Total assets	2,094,114	(6,591)	2,087,523
Accumulated deficit	(37,735)	(6,591)	(44,326)
Total equity	702,198	(6,591)	695,607
Total liabilities and equity	2,094,114	(6,591)	2,087,523

4

The effect of the revision on the line items within the Company's consolidated statement of operations and comprehensive income for the year ended December 31, 2012 is as follows:

Year Ended December 31, 2012	As reported	Adjustment	As revised
	(In thousands, except per share data)		
Income tax benefit (provision)	$ 3,500	$ (6,591)	$ (3,091)
Loss from continuing operations	(206,016)	(6,591)	(212,607)
Net loss	(206,016)	(6,591)	(212,607)
Net loss attributable to the Company's stockholders	$ (206,430)	$ (6,591)	$ (213,021)
Comprehensive loss	(205,960)	(6,591)	(212,551)
Comprehensive loss attributable to the Company's stockholders	$ (206,374)	$ (6,591)	$ (212,965)
Earnings loss per share attributable to the Company's stockholders basic and diluted:	$ (4.54)	$ (0.15)	$ (4.69)

The effect of the revision on the line items within the Company's consolidated statement of cash flows for the year ended December 31, 2012 is as follows:

Year Ended December 31, 2012	As reported	Adjustment	As revised
		(In thousands)	
Cash flows from operating activities:			
Net loss	$ (206,016)	$ (6,591)	$ (212,607)
Deferred income tax provision (benefit)	(11,327)	6,591	(4,736)
Net cash provided by operating activities	$ 89,471	$ -	$ 89,471

The effect of the revision on the line items within our consolidated balance sheet as of March 31, 2013 is as follows:

	March 31, 2013		
	As reported	Adjustment	As revised
Deferred income taxes	$ 52,939	$ (35,758)	$ 17,181
Property, plant and equipment	1,207,410	26,115	1,233,525
Total assets	2,143,568	(9,643)	2,133,925
Accumulated deficit	(39,717)	(9,643)	(49,360)
Total equity	706,519	(9,643)	696,876
Total liabilities and equity	2,143,568	(9,643)	2,133,925

The effect of the revision on the line items within the Company's consolidated statements of operations and comprehensive income (loss) for the three months ended March 31, 2013 is as follows:

	Three Months Ended March 31, 2013		
	As reported	Adjustment	As revised
	(In thousands, except per share data)		

5

Income tax provision	$ (1,217)	$ (3,052)	$ (4,269)
Loss from continuing operations	(1,897)	(3,052)	(4,949)
Net loss	(1,897)	(3,052)	(4,949)
Net loss attributable to the Company's stockholders	$ (1,982)	$ (3,052)	$ (5,034)
Comprehensive loss:			
Net loss	(1,897)	(3,052)	(4,949)
Comprehensive loss	(1,939)	(3,052)	(4,991)
Comprehensive loss attributable to the Company's stockholders	$ (2,024)	$ (3,052)	$ (5,076)
Loss per share attributable to the Company's stockholders basic and diluted -	$ (0.04)	$ (0.07)	$ (0.11)

The effect of the revision on the line items within the Company's condensed consolidated statements of cash flows for the three months ended March 31, 2013 is as follows:

Three Months Ended March 31, 2013			
	(In thousands)		
	As reported	Adjustment	As revised
Cash flows from operating activities:			
Net loss	$ (1,897)	(3,052)	(4,949)
Deferred income tax provision	668	3,052	3,720
Net cash provided by operating activities	18,216	—	18,216

Eyal Hen

6

Appendix I – SAB 99 analysis for December 31, 2012

7

Ormat Technologies, Inc. ("OTI" or the "Company")
Out-of-period adjustments ("OOPs") and summary of uncorrected misstatements ("SUMs") for the Year Ended December 31, 2012

Introduction

The purpose of this memorandum is to summarize our analysis, from an SEC Staff Accounting Bulletin ("SAB") No. 99 perspective, of the OOPs and SUMs in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

During 2012, items were identified by the Company's management which were not corrected in the December 31, 2012 financial statements that were evaluated under SAB 99. It was concluded at that time, prior to the issuance of the 10-K, that the misstatements individually and in the aggregate were not material for all prior periods as well as for the quarter and year ended December 31, 2012. Given the timing of identification of such errors found shortly before the 10-K filing and that they were inconsequential in individually and in the aggregate with a less than 0.3% impact to pre-tax income and net income from a rollover and iron curtain perspective for both Q4 2012 and year-ended 2012, the Company's management determined not to correct these misstatements prior to issuance and subsequently corrected these items as out of period items in Q1 2013.

During the Q2 2013 quarterly review, the PwC engagement team identified an error when reviewing the tax provision including valuation allowance for Q2 2013 related to the balance of U.S. deferred tax assets as of December 31, 2012. It was noted that there was an understatement of $32.7 million associated with the valuation allowance for the net U.S. deferred tax assets. This tax valuation allowance error was a direct result of the tax effects of the non-cash asset impairment charge recorded in Q4 2012, where the Company had an error in their ASC 740 scheduling analysis which caused us to record the impact from the significant change in deferred position from a net liability to net asset position incorrectly. This misstatement caused a one-time benefit due to the significant change in deferred position. When assessing the impact of this error and updating the tax provision for YTD 2013, the Company identified a related valuation allowance error that also originated in Q1 2013 of $3.1 million. The Company performed a quantitative and qualitative analysis related to the year-ended December 31, 2012 financial statements for this tax valuation error to determine whether: 1) it is material for restatement, or if immaterial 2) if the error should be revised including disclosure or 2) corrected in the current period.

Quantitative Analysis (Year ended December 31, 2012)

In the year ended December 31, 2012, there was an OOP adjustment related to the Company's 2011 results, which should have been recorded by the Company in 2011, but were recorded and included in the 2012 pre-tax and net loss. The impact of the OOP alone on the 2012 pre-tax and net income described above is as follows:

- Overstatement of pre-tax and net loss by $452,000 and $54,000, respectively (Given the inconsequential amount of this error and the fact that the error originated in fiscal year 2011, a period not impacted by the tax error discussed above, the Company also did not correct this as part of the revision of the 2012 financial statements).

The identified SUMs items identified during 2012 for the year ended 2012 were relating to the income tax valuation allowance, timing issues on accruals, and an overstatement of interest expense. The impact of the SUMs alone on 2012 pre-tax and net loss described above is as follows:

- Overstatement of pre-tax loss by $143, 000 and an overstatement of net loss by $71,000 (SUM items identified in Q4 2012 prior to issuance of the 2012 financial statements which were subsequently recorded as out of period adjustments in Q1 2013. The amounts were considered inconsequential to the periods effected and were not corrected as part of the revision of the 2012 or Q1 2013 financial statements given the insignificance of the errors).

- **Understatement of net loss by $6**,591,000 (due to the tax error identified in Q2 2013).

The combined impact of the OOP and SUMs on the year ended December 31, 2012, pre-tax and net income described above is as follows:

- Overstatement of pre-tax by $595,000 and an understatement of net loss by $6,466,000, respectively.

The entry to be recorded to correct the understatement of the valuation allowance at December 31, 2012 is as follows:

Income tax provision (benefit)	**$6.6 million**	
Property, plant and equipment	**$26.1 million**	
Deferred income tax assets		**$32.7 million**

Due to an overstatement of grant related deferred tax assets and understatement of the valuation allowance over the net deferred tax assets balance.

For a summary of each misstatement including description for 2012 and for Q4 2012, refer to Appendix A attached to this memo.

Income Statement and EPS Impact

During the three months ended December 31, 2012, the Company had a pre-tax loss and net loss of $236.0 million and $222.2 million, respectively. Based on the correcting entry noted above, $6.6 million would impact the income tax provision (benefit) which significantly impacts the tax provision line, however, it only represents approximately only 3% impact to net income and EPS.

2012 Results and SUM/OOP Impact	Q4	2012
Income Tax (Benefit) Provision	(14,750)	(3,500)
Net (income) loss	214,223	206,016
Income Tax Valuation Error	6,591	6,591
Net (income) loss (after correction)	220,814	212,607
Income Tax (Benefit) Provision (after correction)	(8,159)	3,091
% of Income Tax (Benefit) Provision	-44.68%	-188.31%
% of Income Tax (Benefit) Provision if Corrected	-80.78%	213.23%
% of Net income	3.08%	3.20%
Weighted average number of shares used in computation of loss per share attributable to the Company's stockholders diluted:	45,431	45,431
(Earnings) loss per share before valuation allowance correction	$ 4.72	$ 4.53
(Earnings) loss per share after valuation allowance correction	$ 4.86	$ 4.68
Change in (Earnings) loss per share	$ (0.15)	$ (0.15)
% change of EPS	-3.08%	-3.20%

2

Note that the tax valuation allowance error was a direct result of the tax effects of the non-cash asset impairment charge recorded in Q4 2012. The impairment was related to the Company's single largest US plant. The impairment caused the net deferred tax liability related to plant and equipment to flip to a net deferred tax asset, however, the Company failed to recognize this change when recording the December 31, 2012 valuation allowance. As a result, the Company understated the valuation allowance at December 31, 2012 and overstated the one-time deferred tax benefit related to the impairment. As a result, the above quantitative analysis does not exclude the impairment charge. As detailed below, the Company believes that the income statement and EPS impact due to tax valuation error to the Q4 2012 and 2012 year-ended financial statements is quantitatively immaterial

In addition, when reviewing the total impact of all aggregate misstatements and OOPs to pre-tax income and net loss, it represents only 3% or less for the three months and year-ended December 31, 2012. This further supports that even the aggregate misstatements is immaterial to the income statement and EPS to the Q4 2012 and year-ended 2012 financial statements.

In addition, the Company has further assessed the non-impairment related misstatements to the amount of pre-tax and net income excluding the asset impairment for the year and the impairment tax related error to the total impairment charge amount for the year. This was performed to assess if such errors were material to their corresponding related pre-tax and net income. The analysis performed below shows that in all cases, there is an immaterial impact to pre-tax and net income as it only represents 2.8% or less for the year-ended December 31, 2012.

2012 Results and SUM/OOP Impact	Q4	2012	2012 (excluding Impairment Charge)	2012 Impairment Charge
Pre-tax (income) loss	222,391	206,994	(29,383)	236,377
Net (income) loss	214,223	206,016	(30,361)	236,377
Iron Curtain				
SUM Misstatements (pre-tax)	(168)	(143)	(143)	-
SUM Misstatements (after-tax)	6,504	6,520	(71)	6,591
% of Pre-tax income	-0.08%	-0.07%	0.49%	0.00%
% of Net income	3.04%	3.16%	0.23%	2.79%
Rollover				
SUM and OOP Misstatements (pre-tax)	(290)	(595)	(595)	-
SUM and OOP Misstatements (after-tax)	6,425	6,466	(125)	6,591
% of Pre-tax income	-0.13%	-0.29%	2.02%	0.00%
% of Net income	3.00%	3.14%	0.41%	2.79%

3

When the 2012 summary of misstatements and out of period items are updated for thie understatement of the valuation allowance error, the aggregate impact to the balance sheet is also immaterial from a quantitative standpoint as none of the balance sheet statement categories are impacted by more than 1% as a result of the misstatements.

Total Current Assets	276,234	276,340	106	0.0%
Total Non-Current Assets	1,817,880	1,811,446	(6,434)	-0.4%
Total Current Liabilities	(212,134)	(212,144)	(10)	0.0%
Total Non-Current Liabilities	(212,134)	(212,262)	(128)	0.1%
Total Equity	(702,198)	(695,732)	6,466	-0.9%

Cash flow Impact

The overall effect of the misstatement would not impact total operating cash flows as the misstatement is within operating cash flow line items (net income and deferred income taxes). As such, the overall cash flow from operations would not change, but rather the impact would be limited to specific line items within the cash flows from operations.

Quantitative Conclusion

Based on the quantitative considerations outlined above, we have determined that the impact of the $6.6 million additional valuation allowance and related balance sheet impact is not material to our reported financial results for the year ended and three months ended December 31, 2012, as reported in our previously filed Annual Report on Form 10-K. In addition, the misstatements in aggregate are also not material to the reported financial results for the year ended and three months ended December 31, 2012. In addition, given the inconsequential amount of the out of period errors and the fact that the errors originated in fiscal year 2011 (which was not impacted by the tax error described herein) the Company also did not correct this as part of the revision of the 2012 financial statements. Likewise, the SUM items identified in Q4 2012 prior to issuance of the 2012 financial statements due to insignificance, therefore, were subsequently recorded as out of period adjustments in Q1 2013 and were not corrected as part of the revision given the insignificance of the errors. This is consistent with the Company's SAB 99 analysis performed before this tax error was identified and prior to the issuance of the 2012 Form 10-K on March 11, 2013. As a result, the qualitative analysis below is primarily focused on the tax error.

Qualitative Analysis (Year ended December 31, 2012)

The following is an analysis of qualitative factors that may cause misstatements of quantitatively small amounts to be material as well as quantitatively large amounts to not be material when reviewing the overall financial status of the Company. The SEC has also emphasized that the qualitative analysis should consider company-specific facts and circumstances rather than just address the specific qualitative factors in SAB 99 (which will be discussed below). For example, the SEC has noted that an issuer might consider the nature of the error and the level of transparency of the previous accounting in preparing its comprehensive assessment.

The key performance indicators and related ratios as it relates to the Company when reviewing trends and analyzing the business are revenues, gross profits and adjusted EBITDA as well as operating income of each the Company's two primary operating segments (Electricity and Product) neither of which are impacted by the tax misstatement(segment results are reported on a pre-tax basis.). Within each quarterly earnings release, 10-Q and 10-K, the Company consistently discloses the non-GAAP measures of EBITDA and Adjusted EBITDA as these are the areas given most focus by investors and analysts. In addition, the Company's debt covenants are based upon Adjusted EBITDA.

5

We have considered the following factors, among others, in our materiality assessment:

- ***Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate***

  The misstatement described above arose from item that is capable of precise measurement.

- ***Whether the misstatement masks a change in earnings or other trends***

  The net misstatement for 2012 does not mask a change in earnings trends and is not a material factor to the net income trend due to the large Brawley geothermal plant asset impairment that occurred in Q4 2012. These misstatements corrected or not would not change a loss into income to change the trend in earnings from 2011 to 2012. The 2012 SUM items that were recorded as out of period items in Q1 2013 would not change the breakeven situation for that quarter.

  Furthermore, the tax misstatement specifically does not impact key ratios or performance indicators as noted above with regard to revenue, segment income and adjusted EBITDA.

  Given the above, the absolute dollar amount on a particular line item is not as significant given this overall trend unless it impacts a key performance indicator. Since the entries do not materially impact the key performance indicators, the errors do not change the overall trend of the Company for 2012.

- ***Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise***

  We believe that metrics used by analysts and investors are mainly revenues, operating income, net income, earnings per share ("EPS"), EBITDA and adjusted EBITDA. We believe the analysts and investors do not use individual account balances on the balance sheet, such as the deferred tax liability, to assess the Company's performance. This is consistent with analyst reports from Morningstar, Barclays, Avondale Partners LLC and Jacobs Securities Inc, with a primary focus on EBITDA with adjustments for non-cash items. The tax related misstatement does not impact operating income, EBITDA and adjusted EBITDA. Based on the above, as well as the Company's specific qualitative matters, the impact to EPS for the year ended December 31, 2012 is not considered as significant to an investor given the overall trend of earnings that has occurred over the past number of years.

- ***Whether the misstatement changes a loss into income or vice versa***

  This factor is not applicable as the misstatement did not change a loss into income or vice versa.

- ***Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability***

  The tax error does not impact segment profitability as segment results are reported on a pre-tax basis.

- ***Whether the misstatement affects the registrant's compliance with regulatory requirements***

  The misstatement did not affect the Company's compliance with any regulatory requirements.

- ***Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements***

6

This misstatement does not affect the Company's compliance with current loan covenants or other contractual requirements as they are based on EBITDA. The tax error identified in Q2 2013 for this period has no impact on EBITDA.

- ***Whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation***

  Management incentives are based on GAAP net income. The Company only distributes bonuses when there is positive income. Due to the large losses in 2012, there were no bonuses and therefore there will be no impact on the management compensation.

- ***Whether the misstatement involves concealment of an unlawful transaction***

  There was no unlawful transaction involved. Further, the misstatement was unintentional.

We also considered other factors that might affect the materiality of the misstatements. These include possible market reaction, the nature of the errors and where they appear in the Company's financial statements, and the impact on the Company's two operating segments, among other things.

As noted above, the tax error was a direct result of the tax effects of the non-cash asset impairment charge recorded in Q4 2012. The Company has also considered the fact that the error is only 3% of the total impairment charge of $236 million. Given this is unique in nature, non-cash error driven by a non-recurring impairment, and did not impact key financial measures such as EBITDA, and considering the quantitative and qualitative factors discussed above, a restatement for this error has limited utility to the Company's investors and debt holders.

Conclusion
Based on the considerations outlined above, we have determined that the impact of the $6.6 million additional valuation allowance and related balance sheet impacts would not have changed the common investor's decision regarding an investment in the Company for the year ended December 31, 2012, as reported in our previously filed Annual Report on Form 10- K.

For the reasons set forth above, we believe the misstatement is immaterial to the December 31, 2012 (quarterly or annual) financial statements and that it is appropriate for users to continue to rely on the financial information included in the 2012 Form 10-K.

Eyal Hen

7

Appendix A – Summary of SUM and OOPs

2012 SUM and OOPs						
	BALANCE SHEET					INCOME STATEMENT
	Assets		Liabilities			
	Current	Non-current	Current	Non-current	Equity	Twelve Months Ended December 31, 2012 Net (Income) Loss
1 Construction in Process		157				
Cost of Revenues						25
Accounts Payable and Accrued Expenses			(182)			
Unrecorded liabilties as of December 31, 2012 and recorded in Q1 2013.						
2 Interest Expense *						(314)
Accrued Payable and Accrued Expenses						
Due to unaccrued interest for OTI bonds as of December 31, 2011 that was recorded in Q1 2012.						
3 Accounts Payable and Accrued Expenses			168			
Interest Expense						(168)
Overaccrual of OTI bond interest expense as of December 31, 2012.						
4 Construction In Process						
Accounts Payable and Accrued Expenses						
General and Administrative Costs *						(15)
Cost of Revenues *						(123)
Unrecorded liabilities as of December 31, 2011 and recorded in Q1 2012.						
Total pre-tax uncorrected misstatements	-	**157**	**(14)**	-	-	**(595)**
Tax effect of pretax uncorrected misstatements		**(55)**	**5**			**208**
5 Income Tax Provision *						240
Accrued Payable and Accrued Expenses						
Due to a misstatement in the 2011 provision for OSL that was subsequently corrected for in Q1 2012.						
6 Deferred income taxes - Current assets	106					
Income Tax Provision						22
Deferred income taxes - Non-current liabilities				(128)		
Due to unadjusted OSL deferred tax positions for classification and impact to the income tax provision for 2012						
7 Income tax Provision - Valuation allowance						6,591
Property, Plant and Equipment, net		26,115				
Deferred income taxes - Non-current assets		(13,082)				
Deferred income taxes - Valuation allowance		(19,624)				
Due to an overstatement of grant related deferred tax assets and understatement of the valuation allowance over the net deferred tax assets balance.						
After tax impact of uncorrected misstatements	**106**	**(6,489)**	**(9)**	**(128)**	-	**6,466**

* This is a one sided entry, as they are relate to out of period adjustments corrected in the current peroid. Therefore, the balance sheet is correctly stated and the only impact is to the income statement.

8

Q4 2012 SUMs and OOPs						
	BALANCE SHEET					INCOME STATEMENT
	Assets		Liabilities			
	Current	Non-current	Current	Non-current	Equity	Twelve Months Ended December 31, 2012 Net (Income) Loss
1 Construction in Process		157				
Cost of Revenues						25
Accounts Payable and Accrued Expenses			(182)			
Unrecorded liabilties as of December 31, 2012 and recorded in Q1 2013.						
2 Interest Expense *						(314)
Accrued Payable and Accrued Expenses						
Due to unaccrued interest for OTI bonds as of December 31, 2011 that was recorded in Q1 2012.						
3 Accounts Payable and Accrued Expenses			168			
Interest Expense						(168)
Overaccrual of OTI bond interest expense as of December 31, 2012.						
Total pre-tax uncorrected misstatements	-	**157**	**(14)**	-	-	**(457)**
Tax effect of pretax uncorrected misstatements		**(55)**	**5**	-	-	**160**
6 Deferred income taxes - Current assets	106					
Income Tax Provision						22
Deferred income taxes - Non-current liabilities				(128)		
Due to unadjusted OSL deferred tax positions for classification and impact to the income tax provision for 2012						
7 Income tax Provision - Valuation allowance						6,591
Property, Plant and Equipment, net		26,115				
Deferred income taxes - Non-current assets		(13,082)				
Deferred income taxes - Valuation allowance		(19,624)				
Due to an overstatement of grant related deferred tax assets and understatement of the valuation allowance over the net deferred tax assets balance.						
After tax impact of uncorrected misstatements	**106**	**(6,489)**	**(9)**	**(128)**	-	**6,316**

* This is a one sided entry, as they are relate to out of period adjustments corrected in the current peroid. Therefore, the balance sheet is correctly stated and the only impact is to the income statement.

9

Appendix II – SAB 99 analysis for March 31, 2013

8

Ormat Technologies, Inc. ("Ormat" or the "Company")

Tax misstatement for the three-month period ended March 31, 2013

Introduction

The purpose of this memorandum is to summarize our analysis, from an SEC Staff Accounting Bulletin ("SAB") No. 99 perspective, of the misstatements in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2013 ("Q1 2013").

During YTD Q1 2013, the Company had a pre-tax loss and net loss attributable to the Company's stockholders ("net loss") of $680,000 and $1,897,000, respectively. These results were predominantly due to a one-time termination fee of $9.0 million related to the replacement of Mammoth power purchase agreements (PPAs) with its current off-taker at the time in order to enter into new PPAs with a new off-taker. It was determined by the Company that the full $9 million dollars needed to be taken to expense during Q1 2013. This charge was disclosed in the Q1 2013 financial statements and excluded from Adjusted EBITDA included in the Company's earnings release and From 10-Q. This non operating transaction is considered to be nonrecurring and offset the net operating income recorded by the Company in the three months ended March 31, 2013. Furthermore, the first quarter of each year is historically the least profitable due to the seasonal impact of the electricity business, which is the largest segment of the Company, where during winter periods lower quarterly income results due to lower PPA contractual pricing and further contributed to the breakeven results for Q1 2013. The second and third quarters are generally the strongest. Due to non-recurring items in each of the past several years, comparison of pre-tax or net income (loss) for each quarter does not provide a useful comparison, however, there are few non-recurring items impacting revenues. As such, we consider the percentage of gross margin earned each quarter to be a good representation of the seasonality of our business. We typically earn less than 25% of our annual gross margin in the first quarter. For example, in 2011 and 2010 we earned only 13% and 20%, respectively, of our full year gross margin.

During the Q1 2013, items were identified by Company's management which were not corrected in the March 31, 2013 quarterly financial statements that were subject to a SAB 99 assessment by management. These errors included out of period adjustments recorded in Q1 2013 related to 2012 that were considered to be inconsequential misstatements for 2012 as well as misstatements for Q1 2013 that were corrected as out of period adjustments in Q2 2013 as they were considered to be inconsequential misstatements for Q1 2013. . It was concluded at that point in time prior to the issuance of the 10-Q that the misstatements individually and in total were not material for YTD Q1 2013. As the effects of these entries are inconsequential to the periods impacted, they were not recorded when revising the Q1 2013 financial statements for the tax error discussed herein.

During the Q2 2013 quarterly review, the PwC engagement team identified an error when reviewing the tax provision including valuation allowance for Q2 2013 related to the balance of U.S. deferred tax assets as of December 31, 2012. It was noted that there was an understatement of $32.7 million associated with the valuation allowance for the net U.S. deferred tax assets. This tax valuation allowance error was a direct result of the tax effects of the non-cash asset impairment charge recorded in Q4 2012, where the Company had an error in their ASC 740 scheduling analysis which caused them to record the impact from the change in deferred position from a net liability to net asset position incorrectly. This misstatement caused a one-time benefit due to the change in deferred position. When assessing the impact of this error and updating the tax provision for YTD 2013, the Company identified a related valuation allowance error in Q1 2013 of $3.1 million. The Company performed a quantitative and qualitative analysis related to the year-ended December 31, 2012 financial statements for this tax valuation error to determine whether: 1) it is material for restatement, or if immaterial 2) if the error should be revised including disclosure or 2) corrected in the current period. Therefore, the Company's management has updated the SAB 99 assessment performed in Q1 2013 within this memorandum.

In the first quarter, there was an OOP adjustment related to the Company's 2012 results, which should have been recorded by the Company during the fourth quarter of 2012, but were recorded and included in the YTD Q1 2013 pre-tax and net loss. The impact of the OOP alone on the YTD Q1 2013 pre-tax and net income described above is as follows:

- Understatement of pre-tax and net loss by $168,000 and $110,000, respectively.

The SUMs items identified during Q1 and Q2 2013 for the first quarter of 2013 were relating to the income tax valuation allowance, timing issues on accruals, misstatements relating to the ORTP transaction, an unadjusted OSL deferred tax position and an overstatement of revenue relating to the Ortitlan PPA. The impact of the SUMs alone on the YTD Q1 2013 pre-tax and net loss described above is as follows:

- Overstatement of pre-tax loss by $101,000 and an understatement of net loss by $63,000 (SUM items prior to release of the Q1 2013 financial statements).

- Understatement of net loss by $3,052,000 (due to the tax error).

The combined impact of the OOP and SUMs on the YTD Q1 2013 pre-tax and net income described above is as follows:

- Understatement of pre-tax and net loss attributable to the Company's shareholders by $67,000 and $3,225,000, respectively.

The following table on the next two pages detail the OOP and SUM impacts including the income tax valuation allowance misstatement in comparison to various financial measures for Q1 2013, average expected quarter in 2013 and year-end forecasts (including and excluding non-recurring termination payment).

Three Months Ended March 31, 2013	Average Quarter in 2013	Year Ending 2013 Forecast (excluding non-recurring termination payment)	Year Ending 2013 Forecast (including termination payment impact)
Revenues	121,710	132,950	531,800	531,800
Percentage of revenues from errors (rollover amount)	2.6%	2.4%	0.6%	0.6%
Equity	699,928	709,136	767,721	749,721
Percentage of equity from errors (rollover amount)	0.5%	0.5%	0.4%	0.4%
EBITDA	36,752	55,925		223,700
Adjusted EBITDA	45,731	58,178	232,710	
Pre-tax income (loss)	(680)	18,875	75,500	66,500
Pre-tax Income (loss) impact from errors:				
Iron Curtain	101	101	101	101
Rollover	(67)	(67)	(67)	(67)
Out-of-period	(168)	(168)	(168)	(168)
Percentage of Pre-tax income from errors:				
Iron Curtain	-14.9%	0.5%	0.1%	0.2%
Rollover	9.9%	-0.4%	-0.1%	-0.1%
Out-of-period	24.7%	-0.9%	-0.2%	-0.3%
Income tax (provision) benefit	(1,217)	(3,480)	(13,920)	(13,920)
Income tax (provision) benefit impact from errors:				
Iron Curtain	(3,087)	(3,087)	(3,087)	(3,087)
Rollover	(3,029)	(3,029)	(3,029)	(3,029)
Out-of-period	59	59	59	59
Percentage income tax (provision) benefit from errors:				
Iron Curtain	253.7%	88.7%	22.2%	22.2%
Rollover	248.9%	87.0%	21.8%	21.8%
Out-of-period	-4.8%	-1.7%	-0.4%	-0.4%

Three Months Ended March 31, 2013	Average Quarter in 2013	Year Ending 2013 Forecast (excluding non-recurring termination payment)	Year Ending 2013 Forecast (including termination payment impact)
Net Income (loss)	(1,897)	15,360	61,438	52,438
Net Income (loss) impact from errors:				
Iron Curtain	(3,115)	(3,115)	(3,115)	(3,115)
Rollover	(3,225)	(3,225)	(3,225)	(3,225)
Out-of-period	(110)	(110)	(110)	(110)
Percentage of Net income (loss) from errors:				
Iron Curtain	164.2%	-20.3%	-5.1%	-5.9%
Rollover	170.0%	-21.0%	-5.2%	-6.2%
Out-of-period	5.8%	-0.7%	-0.2%	-0.2%
Net Income (loss) including from discontinued operations	(1,897)	16,600	66,400	57,400
Net Income (loss) including discontinued operations impact from errors:				
Iron Curtain	(3,115)	(3,115)	(3,115)	(3,115)
Rollover	(3,225)	(3,225)	(3,225)	(3,225)
Out-of-period	(110)	(110)	(110)	(110)
Percentage of Net Income (loss) including discontinued operations from errors:				
Iron Curtain	164.2%	-18.8%	-4.7%	-5.4%
Rollover	170.0%	-19.4%	-4.9%	-5.6%
Out-of-period	5.8%	-0.7%	-0.2%	-0.2%

For a summary of each misstatement including description for Q1 2013, refer to Appendix A attached to this memo.

The following discussion is focused on the impacts of the income tax error identified in Q2 2013. The effects of the previously identified unrecorded differences and out-of-period items are considered inconsequential and were addressed in our memo prepared in connection with our Q1 2013 quarterly process in May 2013. Further, we have prepared a separate memo assessing the impact of a tax error identified during Q2 2013 related to Q4 2012.

<u>Question</u>

How should such misstatement be treated for U.S. reporting purposes under SAB No. 99, *Materiality*?

Materiality - Quantitative Factors

As shown in the table above, the errors as a percentage of most measures in the first quarter of 2013 appear to be quantitatively significant (in excess of 200%) as the quarter results were near breakeven – in part due to a one time termination fee ($9 million) as well as seasonal impacts from lower PPA contractual pricing. In order to evaluate the errors on a more normalized basis, we have compared it to the annual forecast, excluding the termination fee as well as to an average quarter result based on that forecast, excluding the termination fee.

As the primary effect of the error relates to income tax expense, we have evaluated the error against net income and net income (including discontinued operations). As a percentage of forecast net income the errors are just over 5% and as a percentage of forecast net income (including discontinued operations) the errors are just under 5%. Given that Q1 2013 was breakeven, the Company also analyzed the average expected quarter for the year. On an average quarter basis, the error is just over 20% of net income and just below 20% of net income (including discontinued operations).

Note that discontinued operations presentation came about in the second quarter of 2013 when we sold our Momotombo power plant in Nicaragua. As discontinued operations were not presented in Q1 2013, we believe it is more appropriate to evaluate the error on a net income (including discontinued operations) basis since this reflects the originally filed first quarter 2013 results. Further, note that the error does not impact the presentation of discontinued operations in any period as it relates to a foreign location and the income tax error relates only to the valuation allowance for the US jurisdiction.

On a strictly quantitative basis, as set out in the table above, some percentages may exceed the "rule of thumb" materiality measures; however, we believe the qualitative nature of the income tax valuation error and other qualitative factors noted below fully support that the impact of the error is not quantitatively material.

As shown in the table below, the tax misstatement does not have any impact on the consolidated statement of cash flows and are inconsequential to the balance sheet.

Rollover Method - Q1 2013 (SUM and OOPs)	As Reported Q1 2013	* As Revised Q1 2013	Variance to Recorded Amounts $	%
Consolidated Balance Sheets				
Deferred Income Taxes (Non-current assets)	52,939	17,181	(35,758)	-67.5%
Property, plant and equipment	1,207,410	1,233,525	26,115	2.2%
Total Assets	**2,143,568**	**2,133,925**	**(9,643)**	**-0.4%**
Accumulated Deficit	**(39,717)**	**(49,360)**	**(9,643)**	**24.3%**
Total Equity	**706,519**	**696,876**	**(9,643)**	**-1.4%**
Total Liabilities and Equity	**2,143,568**	**2,133,955**	**(9,613)**	**-0.4%**

* The impact to the balance sheet will also be impacted by the correction of the tax valuation error for December 31, 2012 as well.

	As Reported Q1 2013	* As Revised Q1 2013	$	%
Statement of Cash Flows				
Net income (loss)	(727)	(3,052)	(2,325)	
Deferred income tax provision	(502)	3,052	3,554	
Total cash provided by operating actvities	18,216	18,216		0.0%

The remaining errors, included out of period adjustments recorded in Q1 2013 related to 2012 that were considered to be inconsequential misstatements for 2012 that were recorded in Q1 2013. The remaining errors were misstatements for Q1 2013 that were corrected as out of period adjustments in Q2 2013 as they were considered to be inconsequential.

Materiality - Qualitative Factors

The following is an analysis of qualitative factors that may cause misstatements of quantitatively small amounts to be material as well as quantitatively large amounts to not be material when reviewing the overall financial status of the Company. The SEC has also emphasized that the qualitative analysis should consider company-specific facts and circumstances rather than just address the specific qualitative factors in SAB 99 (which will be discussed below). For example, the SEC has noted that an issuer might consider the nature of the error and the level of transparency of the previous accounting in preparing its comprehensive assessment.

The key performance indicators and related ratios as it relates to the Company when reviewing trends and analyzing the business are revenues, gross profits and adjusted EBITDA as well as operating income of each the Company's two primary operating segments (Electricity and Product) neither of which are impacted by the tax misstatement(segment results are reported on a pre-tax basis.). Within each quarterly earnings release, 10-Q and 10-K, the Company consistently discloses the non-GAAP measures of EBITDA and Adjusted EBITDA as these are the areas given most focus by investors and analysts, which is consistent with published analyst reports from Morningstar, Barclays, Avondale Partners LLC and Jacobs Securities Inc. In addition, the Company's debt covenants are based upon Adjusted EBITDA.

The Company has considered the following qualitative factors, among others, in its SAB 99 assessment:

- ***Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate***

  The misstatement described above arose from items that are capable of precise measurement.

- ***Whether the misstatement masks a change in earnings or other trends***

  The misstatement does not mask a change in earnings or other trends. The 2012 misstatements that were recorded as out of period items in Q1 2013 would not change the breakeven results for Q1 2013. For the Q1 2013 income tax provision, the misstatements if corrected in Q1 2013 will increase it, and will increase the Q1 2013 net loss. However, these misstatements including the tax error if corrected or not in Q1 2013 would not change a loss into income to change the trend in earnings from 2012 to 2013.

  In 2012, there was a significant loss due to the impairment charge taken related to the Brawley geothermal plant and if 2012 specific errors were all corrected in 2012, it would not cause this loss to be masked. In 2013, it is expected that with the correction or without correction of these misstatements that forecasted income for the year will be positive. Therefore, the correction of misstatements in 2012 or in 2013 will not change trends in earnings.

In addition, when comparing Q1 2013 to Q1 2012, with the corrections of errors for Q1 2013 or not, will not affect the change the trend in earnings for these two comparative periods as shown below.

Comparative Results	Q1 2013	Q1 2012	Change Period Over Period	% Change	Q1 2013 (with errors corrected - rollover)	Q1 2012	Change Period Over Period	% Change
Pre-tax (income) loss	680	(13,622)	14,302	2103%	747	(13,622)	14,369	1924%
Net (income) loss	1,897	(8,050)	9,947	524%	5,122	(8,050)	13,172	257%

- ***Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise***

The Company issues guidance only for forecast revenues only and this misstatement does not impact this guidance. In addition, the Company believes that metrics used by analysts and investors are mainly revenues, gross margin, operating income, EBITDA, Adjusted EBITDA, net debt and EPS rather than tax expense. This is consistent with analyst reports from Morningstar, Barclays, Avondale Partners LLC and Jacobs Securities Inc, with a primary focus on EBITDA with adjustments for non-cash items. Therefore, for instance, the Company also includes EBITDA in each quarterly earnings release, Form 10-Q, and 10-K. The errors noted above are primarily related to errors not impacting EBITDA. For instance, the largest of the misstatements noted above is related to a tax error of approximately $3 million which only impacts deferred income taxes on the balance sheet and the income tax provision (benefit) on the statement of operations and comprehensive income. Given this misstatement (1) relates to US deferred taxes which has a full valuation allowance, (2) is non-cash and non-operating (3) was the result of a nonrecurring event and (4) does not impact EBITDA, we believe, qualitatively, it has diminished importance to our investors.

The EPS that is affected by the misstatement is only one of the parameters that analysts look at and the valuation is almost always done based on yearly estimates (see graph of fluctuations of net income and EPS in the last 8 quarters) rather than on a quarterly basis.

Quarterly Adjusted EBITDA, Net Income (Loss) and EPS
Adjusted EBITDA
Q3/2011
Q4/2011
Q1/2012
Q2/2012
Q3/2012
Q4/2012
Q1/2013
Q2/2013
Net Income (Loss)
EPS

Further, the error does not impact if we meet or exceed analyst expectations for any periods during 2013. Analyst average earnings expectations for Q1 2013 were that the Company breakeven at about $0.03 per share (Marketwatch.com) as compared to reported results of -$0.04 per share. While this error would have increased that EPS loss to $0.11 per share, we were already significantly below analyst expectations. As such, we do not believe that reporting a greater loss would not have had an impact on their analysis.

In addition many analysts, as well as investors value the company based on adjusted EBITDA multiplier that is not affected by this misstatement.

As income taxes are excluded from EBITDA and Adjusted EBITDA, income tax expense or errors therein are not seen as a key metric used to measure the company's performance. For example, in 2011 when we initially recorded a deferred tax valuation allowance resulting in a charge of $61.5 million, our stock price increased (on strong core performance and increasing EBITDA) and there were no questions on the analyst call or mention in analyst reports of the valuation allowance charge.

Upon releasing earnings for Q2 2013 on August 7, 2013, we clearly disclosed that the tax provision for Q1 2013 had been corrected for an error and that we were still evaluating the implications of such error. Our stock price increased (on strong core performance and increased EBITDA) and there were no questions on the analyst call or mention in analyst comments regarding the correction of the income tax provision.

Therefore, these factors support our view that this error has diminished importance to our investors and that restatement of 1Q 2012 results, based upon these factors, would be of limited utility to users of the Company's financial statements under SAB 99.

- ***Whether the misstatement changes a loss into income or vice versa***

  This factor is not applicable since the Company would have reported an income tax provision and net loss regardless of whether the misstatement had been corrected or not on a quarterly basis. On an annual basis or a representing quarter the Company would have reported an income tax provision and net profit regardless of whether the misstatement had been corrected or not.

- ***Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability***

  The tax error does not impact segment profitability as segment results are reported on a pre-tax basis.

- ***Whether the misstatement affects the registrant's compliance with regulatory requirements***

  The misstatement does not affect the Company's compliance with any regulatory requirements.

- ***Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements***

  This misstatement does not affect the Company's compliance with current loan covenants or other contractual requirements. The Company's debt covenants are calculated based on EBITDA, which was affected by less than 1% with adjustments described in this memo. In addition, the tax error identified in Q2 2013 for this period does not impact EBITDA at all.

- ***Whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation***

  The bonus portion of Management's compensation is based on the Company's net income, computed annually. The timing of the recording of the misstatement is not applicable to the bonus calculation since it will be recorded in 2013 in any case. The Company only distributes bonuses when there is positive income.

- ***Whether the misstatement involves concealment of an unlawful transaction*** – No.

The Company also considered other factors that might affect the materiality of the misstatement. These include possible market reaction, the nature of the errors and where they appear in the Company's financial statements, and the impact on the Company's two operating segments, among other things.

As noted above, the tax error was a direct result of the tax effects of the non-cash asset impairment charge recorded in Q4 2012. Given this is unique in nature, non-cash error driven by a non-recurring impairment, and did not impact key financial measures, such as EBITDA, a restatement for this error has limited utility to the Company's investors and debt holders under SAB 99. Although the error may be considered quantitatively significant to Q1 2013 on its own, as the first quarter is typically the least profitable of each year and 1Q 2013 was effectively breakeven, we have also analyzed the error against an average FY13 quarter. Based upon the qualitative factors above, we did not consider a quarterly error approximating 20% of this nature to be material under SAB 99.

Conclusion as to Materiality

The Company believes that the metrics used by many analysts and investors are mainly revenues, gross margin, operating income, EBITDA and adjusted EBITDA, rather than net income and EPS due to the complexity of the financing and tax structures. There was no effect of the tax valuation allowance error on the metrics used by analysts. Although the amount of tax valuation allowance error may be quantitatively significant to Q1 2013, the Company believes that due to the nature of the error, given the quarter was breakeven , and the qualitative factors discussed above, that the tax valuation allowance error is not material to Q1 2013.

For the reasons set forth above, we believe that the misstatement does not require a restatement of the Q1 2013 financial statements on Form 10-Q and that it is appropriate for users to continue to rely on the financial information included in the Q1 2013 Form 10-Q .

Eyal Hen

Appendix A – Summary of SUM and OOPs

Q1 2013 SUM and OOPs	BALANCE SHEET					INCOME STATEMENT	
	Assets		Liabilities			Income	
Description	Current	Non-Current	Current	Non-Current	Equity	Before Tax and NCI	After Tax and NCI
1 General and administrative expenses						81	
Construction-in-process		59					
Product cost of revenues						106	
Costs and estimated earnings in excess of billings on uncompleted contracts	145						
Electricity cost of revenues						(58)	
Accounts payable and accrued expenses			(188)				
Product Revenue						(145)	
Unrecorded liabilities and associated unrecognized revenue as of March 31, 2013.							
2 Liability associated with sale of tax benefits				273			
Interest expense, net						(224)	
Income attributable to sale of tax benefits						(49)	
Unrecorded adjustment due to ORTP tax monetization transaction.							
3 Electricity Revenue						188	
Other Receivables	23						
Accounts payable and accrued expenses			(211)				
Related to energy purchased from Comertitlan that was sold to Geoconsa Energy in March 2013.							
4 Interest expense, net						168	
Accounts payable and accrued expenses*							
Overaccrual of OTI bond interest expense as of December 31, 2012.							
Total Uncorrected Misstatements	168	59	(399)	273	-	67	-
Tax Effect of Pretax Uncorrected Misstatements	(59)	(21)	140	(96)	-	(23)	-
5 Net loss (income) attributable to noncontrolling interest							129
Noncontrolling interest					(129)		
Unrecorded adjustment due to ORTP tax monetization transaction.							
6 Income tax provision (benefit)							3,052
Deferred income taxes - Noncurrent assets		(3,052)					
Due to an understatement of the valuation allowance over the net deferred tax assets balance for their U.S. deferred tax assets.							
After Tax Impact of Uncorrected Misstatements	109	(3,014)	(259)	177	(129)	44	3,181
Total After Tax Impact to Net loss (income) attributable to the Company's stockholders							3,225

* This is a one-sided entry, as this relates to the out of period adjustment booked in Q1 2013. Therefore, the balance sheet is correctly stated and the only impact is to the income statement.